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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Eric Allen
c/o Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:
Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7781
February 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Acquisition LP/32-0130149

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Holdings LLC/20-4169090

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.P./30-0280324

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.L.C./30-0280317

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Equity Fund V, L.P./75-2889488

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HM5/GP LLC/75-2889485

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,353,896 Common Units(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: John R. Muse

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)(2)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		50,000 Common Units(2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,353,896 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000 Common Units(2)

WITH	10	SHARED DISPOSITIVE POWER:

5,353,896 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,403,896 Common Units(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)	As described in Item 3 below, in connection with the initial public offering of Regency Energy Partners LP (the “Issuer”), Regency Acquisition LP (“Acquisition”) acquired an aggregate of 5,353,896 common units representing limited partner interests in the Issuer and 19,103,896 subordinated units representing limited partner interests in the Issuer. These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Mr. Muse directly acquired 50,000 common units of the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering, acquired such units with personal funds and has sole voting and dispositive power with respect to such units.

(3)	The 19,103,896 subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of Regency Energy Partners LP (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.
     Regency Acquisition LP also owns of record subordinated units of the Issuer (the “Subordinated Units”), which are convertible on a one-for-one basis into Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at February 3, 2006, after giving effect to the issuance by the Issuer of 13,750,000 Common Units in the initial public offering of the Issuer, there were 19,103,896 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by Regency Acquisition LP, a Delaware limited partnership (“Acquisition”); Regency Holdings LLC, a Delaware limited liability company and the general partner of Acquisition (“Holdings”); HMTF Regency, L.P., a Delaware limited partnership which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition (“HMTF Regency”); HMTF Regency, L.L.C., a Texas limited liability company and the general partner of HMTF Regency (“HMTF GP”); Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership and the sole member of HMTF GP (“Fund V”); HM5/GP LLC, a Texas limited liability company, the general partner of Fund V (the “General Partner”); and John R. Muse, an individual and a United States citizen (“Muse” and, together with Acquisition, Holdings, HMTF Regency, HMTF GP, Fund V and the General Partner (collectively, the “HMTF Entities”), the “Filing Parties”) .
     Acquisition was formed in 2004 to acquire, hold, vote, sell or otherwise dispose of direct or indirect equity interests in Regency Gas Services LLC, a Delaware limited liability company which was converted to a limited partnership in January 2006 (“RGS”). In connection with the initial public offering of Common Units of the Issuer, Acquisition contributed all of the equity interest in RGS to the Issuer in exchange for 5,353,896 Common Units and 19,103,896 Subordinated Units of the Issuer issued directly to Acquisition and incentive distribution rights issued to Regency GP LP, a Delaware limited partnership which is an indirect wholly owned subsidiary of Acquisition and the general partner of the Issuer (“Regency GP”) (see Items 3 and 4 below). The principal business of Acquisition now is to hold, sell or otherwise dispose of Common Units and Subordinated Units of the Issuer and to exercise control over the Issuer through Acquisition’s 100% ownership of Regency GP LLC, a Delaware limited liability company which is the general partner of Regency GP (“GP LLC”). The principal business of RGS is gathering, processing, marketing and transporting natural gas and natural gas liquids.
     Muse is a partner of Hicks, Muse, Tate & Furst Incorporated (“HMTF”), a private investment firm whose principal business is acquiring, holding and disposing of debt and equity securities, recapitalizations and other investment activities, and in such capacity exercises investment discretion with respect to securities controlled by the General Partner. Muse also is the sole manager of the General Partner.
     The principal business of each of the other Filing Parties is as follows:
     (1) Holdings is the general partner of Acquisition and in such capacity, controls the activities of Acquisition;
     (2) HMTF Regency is a holding company and does not engage in any business activity and owns 100% of the membership interest in Holdings and a 99.999% limited partner interest in Acquisition;
     (3) HMTF GP is the general partner of HMTF Regency and, in such capacity, controls the activities of HMTF Regency and Holdings;

     (4) Fund V is an investment fund which acquires, holds, votes, sells and otherwise disposes of debt and equity securities; and
     (5) the General Partner is the general partner of Fund V and, in such capacity, controls the activities of Fund V and HMTF GP.
     The business address of the Filing Parties and HMTF is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Filing Parties have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.
     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of Holdings, HMTF GP and General Partner (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on September 8, 2005, as a Delaware limited partnership to own and operate the business that has historically been conducted by RGS and its subsidiaries. In connection with the closing of the Issuer’s initial public offering of Common Units on February 3, 2006, Acquisition conveyed all of the partnership interests in RGS to the Issuer. In exchange for those partnership interests, Acquisition received 5,353,896 Common Units and 19,103,896 Subordinated Units held directly by Acquisition and incentive distribution rights which are held by Acquisition indirectly through Regency GP.
     On February 3, 2006, Muse purchased 50,000 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering at a per unit price of $20.00 (the price at which the Common Units were sold to the public in the public offering) and used personal funds for such purchase.
Item 4. Purpose of Transaction
     On February 3, 2006, Acquisition acquired 5,353,896 Common Units for investment purposes as partial consideration of Acquisition’s contribution to the Issuer of the partnership interest in RGS in connection with the closing of the Issuer’s initial public offering. Additionally, Muse purchased 50,000 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. Representatives of the HMTF Entities serve on the board of directors of GP LLC, which is the general partner of Regency GP (the general partner of the Issuer), and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) As more fully described in Item 6 below, under certain circumstances, the 19,103,896 Subordinated Units of the Issuer held by Acquisition are convertible into Common Units on a one-for-one basis.
     The underwriters in the initial public offering of the Issuer have an option, which may be exercised at or prior to March 1, 2006, to purchase an addition 2,062,500 Common Units from the Issuer pursuant to the terms of underwriting agreement among the Issuer, certain of its affiliate and the underwriters named therein, dated January 30, 2006 (the “Underwriting Agreement”). If the underwriters exercise their option, the proceeds of the underwriters’ purchase of additional Common Units will be used to redeem from Acquisition the same number of Common Units as are purchased by the underwriters pursuant to the option.
     As more fully described in Item 6 below, a portion of the Common Units and Subordinated Units held by Acquisition will be distributed to certain limited partners of HMTF Regency.
     The information with respect to the possible future conversion of Subordinated Units into Common Units and distribution of Common Units and Subordinated Units pursuant to the Exchange Agreements set forth in Item 6 of this Schedule 13D is hereby incorporated herein.
     (b) None.
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Acquisition is the record and beneficial owner of 5,353,896 Common Units, which in the aggregate represents approximately 28.03% of the outstanding Common Units. Acquisition also holds 19,103,896 Subordinated Units which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6.

     As a result of Muse being the sole manager of the General Partner and the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF Regency, HMTF Regency to Holdings, and Holdings to Acquisition, as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units and Subordinated Units held of record by Acquisition.
     Muse is the record owner of 50,000 Common Units, which represent .26% of the outstanding Common Units. Muse has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule 1.
     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Acquisition. Muse has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates, including Acquisition, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. Pursuant to the terms of the Issuer Partnership Agreement, all of the Subordinated Units will convert to Common Units on a one-for-one basis after December 31, 2006, if the Issuer meets the conversion tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Pursuant to agreements entered into between HMTF Regency and certain of its limited partners, HMTF Regency has agreed to distribute to its limited partners holding certain classes of limited partner interest in HMTF Regency, as soon as practicable, but in any event within 20 business days after the closing of the Issuer’s initial public offering, an aggregate of 639,893 Common Units and 2,283,279 Subordinated Units, subject to adjustment based on final expenses of the transactions related to the Issuer’s initial public offering and if the underwriters exercise their over-allotment option.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Regency Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-128332)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2006

REGENCY ACQUISITION LP
By:	Regency Holdings LLC, general partner

	By:	/s/ Jason Downie
Jason Downie, Vice President

REGENCY HOLDINGS LLC
By:	/s/ Jason Downie
Jason Downie, Vice President

HMTF REGENCY, L.P.
By:	HMTF Regency, L.L.C.

	By:	/s/ Jason Downie
Jason Downie, Vice President

HMTF Regency, L.L.C.
By:	/s/ Jason Downie
Jason Downie, Vice President

HICKS, MUSE, TATE & FURST EQUITY FUND V, L.P.
By:	HM5/GP LLC, its general partner

	By:	/s/ Eric Allen
Eric Allen, Assistant Secretary and
General Counsel

S-1

HM5/GP LLC
By:	/s/ Eric Allen
Eric Allen, Assistant Secretary and
General Counsel

/s/ John R. Muse
John R. Muse

S-2

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Regency Holdings LLC and HMTF Regency, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned

Jack D. Furst	President	12,500

Joe Colonnetta	Executive Vice President	25,000

Edward Herring	Vice President	10,000

Jason Downie	Vice President	11,000 †

Larry Connors	Vice President — Tax; Mr. Connors also serves as Vice President — Finance and Accounting and Chief Accounting Officer of Regency GP LLC, the general partner of Regency GP	-0-

Eric Allen	General Counsel and Assistant Secretary	-0-

David W. Knickel	Vice President, Treasurer and Secretary	500
     Each of Messrs. Connors, Allen and Knickel is a United States citizen.
     The principal business address for each of the persons listed above, other than Mr. Connors, is c/o Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     The principal business address for Mr. Connors is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201
HM5/GP LLC

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned

John R. Muse	Sole Manager and Chairman	*

Jack D. Furst	Chief Operating Officer	12,500

Peter Brodsky	Executive Vice President	-0-

Joe Colonnetta	Executive Vice President	25,000

Andrew S. Rosen	Executive Vice President	3,500 ††

Darron K. Ash	Chief Financial Officer	200

Eric Allen	General Counsel and Assistant Secretary	-0-

David W. Knickel	Vice President, Treasurer and Secretary	500

Schedule I - 1

Each of Messrs. Ash, Allen and Knickel is a United States citizen.
The principal business address for each of the persons listed above is c/o Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

*	See the cover page for Mr. Muse, line 11 of which is incorporated herein.

†	Includes 6,000 Common Units held in custodial accounts for the benefit of Mr. Downie’s children, over which Common Units Mr. Downie and his wife have shared voting and dispositive power as custodians of such accounts.

††	Consists solely of Common Units held in trust accounts for the benefit of Mr. Rosen’s children, over which Common Units Mr. Rosen and his wife have shared voting and dispositive power as trustees of such trusts.

Schedule I - 2